UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September, 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Provides New IoT Acceleration Platform to Simplify Deployment of Connected Products and Services

New comprehensive IoT platform is industry’s first to combine cloud, hardware, and managed connectivity services to support worldwide deployments

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 3, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced the industry’s first integrated service platform that combines cloud, Internet of Things (IoT) hardware, and managed connectivity services to support worldwide deployments. The new IoT Acceleration Platform is unique in that it provides global multi-operator coverage by combining Sierra Wireless and third-party network operator SIMs, all managed from a single unified connectivity platform.

The new IoT Acceleration Platform from Sierra Wireless also provides connectivity to Google Cloud Platform, giving customers the benefits of using Google BigQuery, Google’s analytical service, with data collected from connected devices.

Sierra Wireless can now provide customers with a comprehensive end-to-end solution including the hardware, AirVantage® cloud platform, and managed connectivity – vastly simplifying the sourcing, management, and administration of multi-region IoT deployments.

“Reducing the complexity in building and deploying IoT connectivity solutions is critical for our customers in getting their products and services to market quickly, and delivering real value to their organizations,” said Emmanuel Walckenaer, Senior Vice President, Cloud and Connectivity Services for Sierra Wireless. “Our fully integrated IoT Acceleration Platform is designed to empower customer innovation and get IoT solutions to market faster with the ability to scale and grow quickly.”

Integration of Google Cloud Platform makes it quicker and easier to get value from data

In addition to the integration of connectivity, Sierra Wireless has also natively connected AirVantage to Google Cloud Platform, a set of modular cloud-based services that support the creation of anything from simple websites to complex applications.

Customers can collect and store their sensor data in Google Cloud Platform and use the tools provided in the platform to build custom analytics, big data, or IoT applications, enabling them to leverage the data collected from the devices and their connected assets in a broader context – increasing its value.

For organizations already operating on Google Cloud Platform, this makes integration into other applications and services quick and easy. With the platform pre-connected, the process of doing this is vastly simplified and the resulting applications are flexible and scalable to support future growth.

Sierra Wireless will showcase the customer benefits of integrating Google analytics tools with the IoT Acceleration Platform at CTIA Super Mobility Week, September 9 to 11 in Las Vegas. To learn more, visit the Sierra Wireless stand at #5632 in the M2M Zone.

Please visit the Sierra Wireless website for more information about the Sierra Wireless IoT Service Platform. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirVantage” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 4, 2015